FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Azure Printed Homes, Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    March 28, 2022

Physical Address of Issuer:

5701 Buckingham Parkway, Suite E, Culver City, California 90230

Website of Issuer:

https://azureprintedhomes.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

November 30, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees: 12

	Most recent fiscal year-end (2021) *	Prior fiscal year-end (2020) *
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

*The Company was formed in March, 2022 and therefore the Company does not have financials prepared for 2020 or 2021. Reviewed financial statements for the Company's wholly-owned subsidiary, Azure Construction, Inc., and reviewed consolidated financial statements as of the Company's inception are attached hereto as Exhibit A.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

June 14, 2022

Azure Printed Homes, Inc.



Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

Azure Printed Homes, Inc. ("**Azure**" the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by November 30, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with a qualified third party (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$500	$30	$470
Maximum Individual Purchase Amount (3)(4)	$500,000	$30,000	$470,000
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED *"RISK FACTORS"* BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://azureprintedhomes.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/azure

The date of this Form C is June 14, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize,or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Azure Printed Homes, Inc. is a 3D printing technology company, incorporated in Delaware as a corporation on March 28, 2022.

The Company is located at 5701 Buckingham Parkway, Suite E, Culver City, California 90230.

The Company's website is https://azureprintedhomes.com.

The Company conducts business in all 50 U.S. states and sells products and services through the internet throughout the United States.

The Company conducts its business through its wholly-owned subsidiary Azure Construction, Inc., a California corporation, incorporated on August 19, 2019.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/azure (the "Deal Page") and the version published as of the date of this Form C is attached as Exhibit B. The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Deal Page at the time you consider making an investment commitment.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$500 +
Maximum Individual Purchase Amount	$500,000
Offering Deadline	November 30, 2022
Use of Proceeds	See the description of the use of proceeds on page 13.
Voting Rights	See the description of the voting rights on page 23.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2022 and into the future due to COVID-19, the Company's revenue has been adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-

competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our

customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters"

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware

of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) ("Nominee") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of a Crowd SAFE or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Crowd SAFE, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Crowd SAFE. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Crowd SAFE and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Crowd SAFE to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders or the party holding the CF Shadow Securities on behalf of the Investors are required to enter into a proxy agreement with its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and such shares would be required to be subject to a proxy that allows a designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put

Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Description of the Business

Azure Printed Homes is fundamentally changing the construction industry leveraging 3D printing technology using recycled materials to prefab modern backyard offices, ADUs and homes faster and less expensive than existing construction methods.

Business Plan

Azure Printed Homes, Inc. is fundamentally changing the construction industry by leveraging 3D printing technology using polymers to prefab modern backyard offices, ADUs and homes 70% faster and 30% less expensive than existing construction methods. Azure is the first to 3D-print complete structures using recycled plastic materials.

The Company initiated units' designs, polymers material research, 3D printers research and regulatory process approval in 2021. It started producing 3D printed backyard studio sheds in 2022 to prove the concept, receive positive publicity, and accelerate revenue. Most sheds under 120 square feet do not require permits, and Azure can convert backyard studio sales into revenue faster than other product types. The Company started working with ADU customers, and home builders in 2022 for the first deliveries in 2023.

Azure is selling studios to homeowners directly , ADUs to investors and property owners and homes to homebuilders and developers.

The Company's Products and/or Services

Product / Service	Description	Current Market
Backyard Studio	Azure will be the first to 3D-print complete backyard studio using recycled plastic materials.	Homeowners
ADU	Accessory Dwelling Units ("ADU"), also known as secondary units, granny flats, and in-law units, separate small dwellings embedded within residential properties. They can be created by constructing standalone detached buildings.	Investors and Property Owners
Prefab Homes	Prefabricated buildings which are manufactured off-site and can be shipped and assembled.	Homebuilders and Developers

Competition

Biggest competitors for Prefab Backyard offices include ToughShed and StudioShed. Competitors in Prefab ADU include Cover, Boxabl and United Dwellings. California competitors for prefab homes include Connect Homes and Mighty Buildings. Our units will be less expensive and faster to install. Mighty Buildings is the only company from the above using 3D printing, but they are using different materials and currently print only exterior panels, a longer process than ours. IKON is also 3D printing homes using cement, primarily in Texas. 3D printing with cement is not an environmentally friendly process emitting one ton of CO2 for every ton of cement produced

Customer Base

We are selling studios to homeowners directly, ADUs to investors and property owners, and homes to homebuilders and developers.

Supply Chain

Main vendors include equipment and material suppliers, i.e. doors, windows, 3D printing material, insulation, siding, flooring, etc. Company has access to alternate providers for every trade.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
63325488	Provisional Patent Application	System and Method for the 3-Dimensional Printing Structures	3/30/22	Pending	USA
29839789	Design Patent	Three-Dimensional Printed Home	5/24/2022	Pending	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The company has no pending lawsuits.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Research and Design	5%	$1,250	5%	$53,500
Factory Set Up	8%	$2,000	8%	$85,600
Inventory	10%	$2,500	10%	$107,000
Working Capital	33%	$8,250	33%	$353,100
Model Units	2%	$500	2%	$21,400
Equipment	36%	$9,000	36%	$385,200
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

- The Company plans to use the net proceeds of this Offering to fund (i) the acquisition of equipment (ii) the acquisition of inventory and (iii) its day-to-day operations.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors/Officers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Eidelman, Aron	Chairman of the Board	2018-2020: Software Engineer and Security Specialist at Kong, Inc. Aron's employment responsibilities at Kong were to support the business development team. 2020-2022: Partner Solutions Architect at Amazon Web Services (AWS). At AWS Aron supported the business development	BA in Philosophy; Graduated in 2010 from Oglethorpe University in Atlanta, GA

		department with software solutions for customers. 3/28/2022–present: Chairman of the Board of Azure Printed Homes, Inc. As Chairman of the Board of the Company, Aron does not have any employment receptibilities with the Company.	
Eidelman, Yuri	Secretary, Treasurer, and Director	2003-2022: President of Acorn USA. As President of Acorn USA, Yuri was responsible for operations, finances and business development. 2019-2022: Board Member of Azure Construction, Inc. 2/1/2022-present. Responsible Managing Officer (RMO) of Azure Construction, Inc. As an RMO, Yuri is a main contact for the Company with California State License Board. 3/28/2022-present: Director, Secretary and Treasurer of Azure Printed Homes, Inc. Yuri provides Quality Assurance for construction projects.	BA in Computer Science; Graduated in 1973 from Kyiv Institute of National Economy in Kyiv, Ukraine
Maguire, Ross	Chief Executive Officer, President, Assistant Secretary and Director	2019-present: CEO of Azure Construction, Inc. 3/28/2022-present: CEO, President, Assistant Secretary and Director of Azure Printed Homes, Inc. Ross is responsible for operations, design, project management, quality assurance, and recruiting at both Azure Construction, Inc. and the Azure Printed Homes, Inc.	Masters Degree in Civil Engineering; Graduated 2008 from University of Nottingham, UK

Biographical Information

Aron Eidelman worked in software engineering and web development for 9 years. He also has 4 years of security expertise and 5 years of web development consulting experience for his own company. From 2018 to 2020 he was a Software Engineer and Security Specialist at Kong, Inc. From 2020 to 2022 he was a Partner Solutions Architect at Amazon Web Services.

Yuri Eidelman worked as a licensed CA General Contractor for 35 years. He has experience with three successful start-ups and exits in different industries. From 2003 to 2022 he was the President of Acorn USA.

Ross Maguire worked in construction, design and project management for 13 years. He grew his London-based construction company for 8 years prior to moving to the US.

Other Key Persons who are not otherwise Directors or Officers of the Company

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Barnoy, Ron	Head of Growth	2019-2021: Vice President of Business Development & Operations at InnovateMR. Ron was responsible for growing the publisher network with audience development. 2021-2022: Head of Growth for Azure Construction, Inc. Ron was responsible for coordinating marketing initiatives for the Company. March 2022-present: Head of Growth at Azure Printed Homes, Inc. Ron's responsibilities include marketing, PR, and marketing strategy for the Company.	Bachelor of Business Management; Graduated in 2001 from the University of California Santa Barbara, Santa Barbara, CA
Eidelman, Gene	Director of Business Development	2019-2022: President of Avant Plumbing, Inc. Gene was responsible for operations and marketing. 2019-2022: Director of Business Development and member of the Board of Directors of Azure Construction, Inc. Gene was responsible for business development to obtain new customers. March 2022-present: Director of Business Development of Azure Printed Homes, Inc. Gene's responsibilities include business development and strategic planning for Azure Construction, Inc. and the Company.	Masters of Business Administration; Graduated in 2019 from Pepperdine University, Malibu, CA
Tatum, Anthea	Director of Finance	2015-2022 CEO of AD Bookkeeping, Inc. Anthea provided accounting services for small and medium size businesses. 2021-2022: Director of Finance for Azure Construction, Inc. March 2022-present: Director of Finance for Azure Printed Homes, Inc. Anthea's responsibilities include the preparation of financial statements and payroll for both	B.S. in Public Administration; Graduated in 2000 from University of Southern California, Los Angeles, CA

		Azure Construction, Inc. and Azure Printed Homes, Inc.	

Biographical Information

Ron Barnoy has 10 years of experience as a digital marketing executive. He is the present Head of Growth for Azure Construction, Inc. and Azure Printed Homes, Inc. From 2019-2021 he was the Vice President of Business Development & Operations at InnovateMR.

Gene Eidelman has 30 years of experience in construction and development, as well as in education management. He is the present director of Business Development for Azure Construction, Inc. and Azure Printed Homes, Inc. From 2019 to 2022 he was the President of Avant Plumbing, Inc.

Anthea Tatum has 15 years of experience in construction accounting and finance. She is the present Director of Finance for Azure Construction, Inc. and Azure Printed Homes, Inc. She is also the present CEO of AD Bookkeeping, Inc.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.001 per share (the "**Common Stock**") and 10,000,000 shares of preferred stock, par value $0.001 per share (the "**Preferred Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 2,320,000 shares of Common Stock and 0 shares of Preferred Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	2,320,000*
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors may authorize and issue additional shares of Common Stock at a later date.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

*300,000 of which are set aside under an equity incentive plan, but have not been granted to any employees or service providers.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Simple Agreement for Future Equity
Face Value	$200,000*
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	Valuation Cap: $20,000,000 Discount: 0% The SAFEs shall convert, at the Company's discretion, upon the next equity financing into the number of shares of preferred stock (shadow series) equal to the purchase amount divided by the First Equity Financing Price. The First Equity Financing Price is equal to (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing (a financing of at least $1,000,000) is less than or equal to $20,000,000, the lowest price per share of the securities

	sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than $20,000,000, the SAFE Price. The SAFE Price means the price per share equal to $20,000,000 divided by the company capitalization.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The availability of such conversion securities may be dilutive and such securities may have greater rights than the Crowd SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the Safe holder assuming conversion prior to the Offering is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the Safes were to convert at a valuation of $21,000,000 immediately prior to the filing of this Form C, the percentage ownership of the Company by the holders of the Safes would be approximately 0.863%.**

*The $200,000 was issued in four SAFEs to four separate investors. The first investor invested $100,000, the second investor invested $25,000, the third investor invested $50,000, and the fourth investor invested $25,000.

**This percentage assumes (i) 2,020,000 shares of common stock are issued to shareholders, (ii) 300,000 shares of common stock are set aside for the Company's Stock Incentive Plan, and (iii) 0 shares of preferred stock are issued at the time of conversion.

Outstanding Debt

As of the date of this Form C, the Company and Azure Construction, Inc., the Company's wholly-owned subsidiary, have the following debt outstanding:

Type	Economic Injury Disaster Loan
Creditor	U.S. Small Business Administration
Amount Outstanding	$500,000.00
Interest Rate and Amortization Schedule	3.75%
Description of Collateral	The Company granted to the Creditor a continuing security interest in and to all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest Borrower grants includes all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto.
Other Material Terms	In the event any funds are raised through a securities offering (either a public offering or private placement of common or preferred stock, or long term debt with an equity feature), SBA will have the immediate right to require full payment of the Loan balance or require that a portion of proceeds be applied to reduce the outstanding balance of this Loan, and Borrower agrees that such proceeds will not be applied in lieu of scheduled payments.
Maturity Date	June 4, 2050
Date Entered Into	May 23, 2020

Type	Line of Credit
Creditor	Celtic Bank Corporation
Amount Outstanding	$82,830
Interest Rate and Amortization Schedule	7.3%
Description of Collateral	All Company's now owned and hereafter acquired Accounts, Chattel Paper, Goods (including Inventory and Equipment), Instruments, Investment Property, Documents, Letter of Credit Rights, Commercial Tort Claims, Deposit Accounts, and General Intangibles, all cash and non-cash proceeds (including insurance proceeds) thereof, all products thereof and all additions and accessions thereto, substitutions therefor and replacements thereof.
Other Material Terms	Company granted Creditor a continuing first priority security interest in the Collateral.
Maturity Date	October 25, 2022
Date Entered Into	June 9, 2021

Type	Agreement for the Purchase and Sale of Future Receipts
Creditor	GLOBAL MERCHANT CASH, INC.
Face Outstanding (Purchased Amount)	$199,637.00
Interest Rate and Amortization Schedule	N/A
Description of Collateral	The Company grants to Creditor a continuing security interest in (a) all of Seller's now owned and hereafter acquired accounts (including, without limitation, the Account), contract rights, chattel paper, tax refunds, documents, licenses, equipment, furniture, fixtures, general intangibles, instruments and inventory, wherever located, now or hereafter owned or acquired by the Seller; (b) all intellectual property including, without limitation, patents, trademarks and copyrights, trade names, service marks, logos and other sources of business identifiers (and applications for all of the foregoing), and all registrations, recordings and applications with the U.S. Patent and Trademark Office and all renewals, reissues and extensions thereof (collectively "Trademarks") whether now owned or hereafter acquired, together with any written agreements granting any right to use any Trademarks; and (c) all proceeds, as that term is defined in Article 9 of the Uniform Commercial Code.
Other Material Terms	The Creditor is authorized to debit the Weekly Amount ($6,982.50) from the Company's account each week by ACH or electronic check. Upon the occurrence of an Event of Default, the Weekly Amount shall equal the Purchased Amount.
Maturity Date	N/A
Date Entered Into	June 17, 2021

Type	Agreement for the Purchase and Sale of Future Receipts
Creditor	NEWCO CAPITAL GROUP, INC.
Face Outstanding (Purchased Amount)	$168,539.00
Interest Rate and Amortization Schedule	N/A
Description of Collateral	The Company grants to Creditor a continuing security interest in (a) all of Seller's now owned and hereafter acquired accounts (including, without limitation, the

	Account), contract rights, chattel paper, tax refunds, documents, licenses, equipment, furniture, fixtures, general intangibles, instruments and inventory, wherever located, now or hereafter owned or acquired by the Seller; (b) all intellectual property including, without limitation, patents, trademarks and copyrights, trade names, service marks, logos and other sources of business identifiers (and applications for all of the foregoing), and all registrations, recordings and applications with the U.S. Patent and Trademark Office and all renewals, reissues and extensions thereof (collectively "Trademarks") whether now owned or hereafter acquired, together with any written agreements granting any right to use any Trademarks; and (c) all proceeds, as that term is defined in Article 9 of the Uniform Commercial Code.
Other Material Terms	The Creditor is authorized to debit the Weekly Amount ($7,329.00) from the Company's account each week by ACH or electronic check. Upon the occurrence of an Event of Default, the Weekly Amount shall equal the Purchased Amount.
Maturity Date	N/A
Date Entered Into	March 25, 2022

Type	Equipment Financing
Creditor	ENGS Commercial Finance Company
Amount Outstanding	$102,590.98
Interest Rate and Amortization Schedule	7.0%, payable $2000.65/mo
Description of Collateral	KUKA KR 210 R3100 ULTRA F ROBOT
Other Material Terms	Company granted Creditor a continuing first priority security interest in the Collateral.
Maturity Date	March 19, 2027
Date Entered Into	April 19, 2022

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Maguire, Ross	880,000 shares of Common Stock	37.93%
The Eidelman Irrevocable Trust	1,120,000 shares of Common Stock	48.28%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements for the Company's wholly-owned subsidiary, Azure Construction, Inc., and reviewed consolidated financial statements as of the Company's inception are attached hereto as Exhibit A.

Operations

Azure Printed Homes, Inc. (the "**Company**") was incorporated on March 28, 2022 under the laws of the State of Delaware and is headquartered in Culver City, California.

The Company conducts its business through its wholly-owned subsidiary Azure Construction, Inc., a California corporation, incorporated on August 19, 2019. Our financial statements include the financial results of Azure Construction, Inc.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

As of May 31, 2022 the Company had an aggregate of $80,193 in cash and cash equivalents, leaving the Company with approximately 12 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently has outstanding Simple Agreements for Future Equity as set forth above under the section titled "*Capitalization, Debt And Ownership*".

Capital Expenditures and Other Obligations

The Company plans to expand its manufacturing capability by December 31, 2022. Anticipated cost for factory expansion and equipment is $2,000,000.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Simple Agreement for Future Equity	$100,000	To be determined upon conversion.	Working Capital	May 20, 2022	Rule 506(b)
Simple Agreement for Future Equity	$25,000	To be determined upon conversion.	Working Capital	May 20, 2022	Rule 506(b)
Simple Agreement for Future Equity	$50,000	To be determined upon conversion.	Working Capital	May 30, 2022	Rule 506(b)
Simple Agreement for Future Equity	$25,000	To be determined upon conversion.	Working Capital	June 8, 2022	Rule 506(b)
Ross Maguire	Sold in exchange for shares of Azure Construction, Inc.	880,000	Working Capital	March 28, 2022	Section 4(a)(2)
Yuri Eidelman	Sold in exchange for shares of Azure Construction, Inc.	20,000	Working Capital	March 28, 2022	Section 4(a)(2)
The Eidelman Irrevocable Trust	Sold in exchange for shares of Azure Construction, Inc.	1,120,000	Working Capital	March 28, 2022	Section 4(a)(2)

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person

or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:
- One of the Company's suppliers, Avant Plumbing, Inc., is owned by The Eidelman Irrevocable Trust, one of the Company's shareholders.
- As of December 31, 2020, the Azure Construction, Inc., the Company's wholly owned subsidiary received advanced from a related party, Avant Plumbing in the amount of $55,064, and one of the shareholders and CEO, Ross Maguire, in the amount of $9,975. There is no contract in place. Both of the advances were paid off during 2021.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by November 30, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $500 and the maximum amount that an Investor may invest in the Offering is $500,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments).

Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The nominee of the Securities shall be Republic Investment Services LLC (the "Nominee"). The Nominee will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by

the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $24,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 90%

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion the Investor will receive, the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $24,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any Safes; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the

"**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities

to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently with the majority of the voting power of class of securities the Securities shadow.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available

to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Ross Maguire
(Signature)

Ross Maguire
(Name)

CEO and President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

(Signature)

Aron Eidelman
(Name)

Director
(Title)

6/14/2022
(Date)

Ross Maguire
(Signature)

Ross Maguire
(Name)

Director
(Title)

6/14/2022
(Date)

DocuSigned by:

Yuri Eidelman

————————————————————
(Signature)

Yuri Eidelman
————————————————————
(Name)

Director
————————————————————
(Title)

6/14/2022
————————————————————
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

AZURE CONSTRUCTION, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



10586 W Pico Blvd, Suite 224, Los Angeles, CA 90064
www.setapartfinancial.com
213-814-2809

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Azure Construction, Inc.
Los Angeles, California

We have reviewed the accompanying financial statements of Azure Construction, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 06, 2022
Los Angeles, California

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 58,261	$ 26,318
Acccounts Receivable, net	28,426	18,765
Due from Related Parties	104,513	-
Total Current Assets	**191,201**	**45,083**
Total Assets	**$ 191,201**	**$ 45,083**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 87,430	$ 75,069
Billings in excess of costs and estimated earnings	249,114	187,578
Due to Related Parties	-	65,039
Current Portion of Loans and Notes	107,396	23,220
Other Current Liabilities	7,507	249
Total Current Liabilities	**451,447**	**351,155**
Promissory Notes and Loans	440,978	196,880
Total Liabilities	**892,425**	**548,035**
STOCKHOLDERS EQUITY		
Common Stock	8,678	8,678
Retained Earnings/(Accumulated Deficit)	(709,902)	(511,630)
Total Stockholders' Equity	**(701,224)**	**(502,952)**
Total Liabilities and Stockholders' Equity	**$ 191,201**	**$ 45,083**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net Revenue	$	3,474,284	$	1,313,335
Cost of Goods Sold		2,736,647		964,145
Gross profit		737,638		349,189
Operating expenses				
General and Administrative		982,437		691,931
Sales and Marketing		16,352		42,684
Total operating expenses		998,788		734,615
Operating Income/(Loss)		(261,151)		(385,426)
Interest Expense		43,421		-
Other Loss/(Income)		(106,300)		-
Income/(Loss) before provision for income taxes		(198,272)		(385,426)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	$	(198,272)	$	(385,426)

See accompanying notes to financial statements.

(in , $US)	Common Stock			earnings/ (Accumulated Deficit)		Total Shareholder Equity	
	Shares		Amount				
Balance—December 31, 2019	**2,000,000**	**$**	**8,928**	**$**	**(126,204)**	**$**	**(117,276)**
Capital Distribution			(250)				(250)
Net Income/(Loss)					(385,426)		(385,426)
Balance—December 31, 2020	**2,000,000**	**$**	**8,678**	**$**	**(511,630)**	**$**	**(502,952)**
Net Income/(Loss)					(198,272)		(198,272)
Balance—December 31, 2021	**2,000,000**	**$**	**8,678**	**$**	**(709,902)**	**$**	**(701,224)**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(198,272)	$	(385,426)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		-		-
Amortization of Intangibles		-		-
Changes in operating assets and liabilities:				
Acccounts Receivable, net		(9,661)		11,719
Due from Related Parties		(104,513)		-
Accounts Payable		12,361		21,291
Due to Related Parties		(65,039)		65,039
Construction In Progress		61,536		63,627
Other Current Liabilities		7,258		249
Net cash provided/(used) by operating activities		**(296,330)**		**(223,501)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Purchases of Intangible Assets		-		-
Net cash provided/(used) in investing activities		-		-
CASH FLOW FROM FINANCING ACTIVITIES				
Capital distribution		-		(250)
Borrowing on Promissory Notes and Loans		328,274		220,100
Net cash provided/(used) by financing activities		**328,274**		**219,850**
Change in Cash		31,944		(3,651)
Cash—beginning of year		26,318		29,969
Cash—end of year	$	**58,261**	$	**26,318**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	43,421	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Azure Construction Inc. was incorporated on August 19, 2019, in the state of California. The financial statements of Azure Construction Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Azure Construction is a construction company primarily building new residential homes, remodeling existing homes, adding Accessory Dwelling Units (ADUs), and building backyard studios in Los Angeles, Ventura, and Riverside Counties.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Income Taxes

Azure Construction Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records

interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company derives revenue from long-term construction contracts. The Company's construction contracts are generally each accounted for as a single unit of account (i.e., as a single performance obligation).

Throughout the execution of construction contracts, the Company and its affiliated entities recognize revenue with the continuous transfer of control to the customer. The customer typically controls the asset under construction by either contractual termination clauses or by the Company's rights to payment for work already performed on the asset under construction that does not have an alternative use for the Company.

Because control transfers over time, revenue is recognized to the extent of progress towards completion of the performance obligations. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the products or services provided. The Company generally uses the cost-to-cost method for its contracts, which measures progress towards completion for each performance obligation based on the ratio of costs incurred to date to the total estimated costs at completion for the respective performance obligation. Incurred cost represents work performed, which corresponds with, and thereby best depicts, the transfer of control to the customer. Revenue, including estimated fees or profits, is recorded proportionately as costs are incurred. Cost of operations includes labor, materials, subcontractor costs, and other direct and indirect costs, including depreciation and amortization.

Due to the nature of the work required to be performed on many of the Company's performance obligations, estimating total revenue and cost at completion is complex, subject to many variables and requires significant judgment. Assumptions as to the occurrence of future events and the likelihood and amount of variable consideration, including the impact of change orders, claims, contract disputes and the achievement of contractual performance criteria, and award or other incentive fees are made during the contract performance period. The Company estimates variable consideration at the most likely amount it expects to receive. The Company includes estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of anticipated performance and all information (historical, current and forecasted) that is reasonably available to management. Back charges to suppliers or subcontractors are recognized as a reduction of cost when it is determined that recovery of such cost is probable and the amounts can be reliably estimated. Disputed back charges are recognized when the same requirements described above for variable consideration have been satisfied.

The Company earns revenues by providing construction services to customers, i.e., building residential homes, remodeling existing homes, adding Accessory Dwelling Units (ADUs), and building backyard studios.

Cost of sales

Costs of goods sold include the cost of supplies, purchases of material, rent, and the lease of equipment.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $16,352 and $42,684, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 6, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Payroll Liabilities	7,507	249
Total Other Current Liabilities	**$ 7,507**	**$ 249**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 5,000,000 shares of Common Stock with no par value. As of December 31, 2021, and December 31, 2020, 2,000,000 shares of Common Stock have been issued and are outstanding.

5. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA PPP	$ 95,300	1.00%	2020	2025	$ 953	$ 953	$ 19,060	$ 76,240	$ 95,300	$ 953	$ 953	$ 19,060	$ 76,240	$ 95,300
SBA EDIL	$ 373,000	3.75%	05/23/2020	05/23/2050	$ 14,149	$ 14,149	$ 12,577	$ 364,738	$ 377,315	$ 2,730	$ 2,730	$ 4,160	$ 120,640	$ 124,800
Wall Funding	$ 210,000	no set	06/24/2021	03/31/2022	-	-	$ 51,222	$ -	$ 51,222	$ -	$ -	$ -	$ -	$ -
Bluevine Line of Credit	$ 167,500	-	2021		$ 12,891	$ 12,891	$ 24,536	$ -	$ 24,536	$ -	$ -	$ -	$ -	$ -
Total					$ 27,993	$ 27,993	$ 107,396	$ 440,978	$ 548,374	$ 3,683	$ 3,683	$ 23,220	$ 196,880	$ 220,100

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 107,396
2023	27,406
2024	27,406
2025	27,406
2026	12,158
Thereafter	346,602
Total	**$ 548,374**

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (56,012)	$ (90,586)
Valuation Allowance	56,012	90,586
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (146,597)	$ (90,586)
Valuation Allowance	146,597	90,586
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $518,929, and the Company had state net operating loss ("NOL") carryforwards of approximately $518,929. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

7.   RELATED PARTY

As of December 31, 2021, the Company had an amount due from related party in the amount of $104,513, which pertains to Avant Plumbing, which came from the business cooperation in 2021. Avant Plumbing is in major ownership of Eidelman Irrevocable Trust, who is also the major owner of Azure Construction Inc.

As of December 31, 2020, the Company receivables advanced from a related party, Avant Plumbing in the amount of $55,064, and one of the shareholders and CEO, Ross Maguire in the amount of $9,975. There is no contract in place. Both of the advances were paid off during 2021.

8.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through April 6, 2022, which is the date the financial statements were available to be issued.

In January 2022, the Company reached new debt agreement with Global Merchant Cash and the total amount of the debt is $353,700, and weekly payments are agreed to $7,368.75.

On March 8, 2022, the credit line from Celtic Bank increased to $100,000 from $75,000.

In 2022, the Company exercised the right to purchase 200,000 shares from one of its shareholders. Also, the Company issued additional 20,000 shares to a major shareholder, Mr. Yuri Eidelman.

On March 28, 2022, a new corporate entity Azure Printed homes, Inc., a Delaware Corporation, was formed. It has the same ownership structure as Azure Construction, Inc. (39.6% by Ross Maguire, 59.4% by Eidelman Irrevocable Trust and 1% by Mr. Yuri Eidelman). Azure Printed Homes owns 100% shares of Azure Construction, Inc.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

AZURE PRINTED HOMES, INC.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF INCEPTION MARCH 28. 2022
(Unaudited)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Azure Printed Homes, Inc.
Los Angeles, California

We have reviewed the accompanying consolidated financial statements of Azure Printed Homes, Inc. (the "Company,"), which comprise the consolidated balance sheet as of Inception (March 28, 2022), and the related consolidated statement of operations, statement of shareholders' equity (deficit), and cash flows as of Inception (March 28, 2022), and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

June 7, 2022
Los Angeles, California

As of Inception March 28,		2022
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$	83,244
Acccounts Receivable, net		132,267
Due from Related Parties		97,551
Total Current Assets		**313,061**
Property and Equipment, net		30,064
Intangible Assets		9,453
Total Assets	$	**352,577**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$	50,264
Billings in excess of costs and estimated earnings		249,114
Current Portion of Loans and Notes		235,700
Forward Financing		171,500
Other Current Liabilities		15,907
Total Current Liabilities		**722,486**
Promissory Notes and Loans		434,689
Total Liabilities		**1,157,175**
STOCKHOLDERS EQUITY		
Common Stock		2,020
Additional Paid in Capital		16,042
Retained Earnings/(Accumulated Deficit)		(822,659)
Total Stockholders' Equity		**(804,597)**
Total Liabilities and Stockholders' Equity	$	**352,577**

See accompanying notes to financial statements.

As of Inception March 28,		2022
(USD $ in Dollars)		
Net Revenue	$	824,828
Cost of Goods Sold		663,987
Gross profit		160,841
Operating expenses		
General and Administrative		273,009
Sales and Marketing		614
Total operating expenses		273,624
Operating Income/(Loss)		(112,782)
Interest Expense		-
Other Loss/(Income)		-
Income/(Loss) before provision for income taxes		(112,782)
Provision/(Benefit) for income taxes		-
Net Income/(Net Loss)	$	(112,782)

See accompanying notes to financial statements.

(in , $US)	Common Stock		Additional Paid In Capital		Retained earnings/ (Accumulated Deficit)		Total Shareholder Equity	
	Shares	Amount						
Balance—Iception March 28, 2022	2,000,000	2,000		6,678		(709,877)		(701,199)
Issuance of Stock	20,000	$ 20	$	9,364			$	9,384
Net income/(loss)						(112,782)		(112,782)
Balance—March 28, 2022	2,020,000	$ 2,020	$	16,042	$	(822,659)	$	(804,597)

See accompanying notes to financial statements.

As of Inception March 28.		2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(112,782)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of Property		510
Amortization of Intangibles		498
Changes in operating assets and liabilities:		
Acccounts receivable, net		(103,840)
Due from Related Parties		6,963
Accounts Payable		(37,166)
Other Current Liabilities		8,425
Net cash provided/(used) by operating activities		**(237,394)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment		(30,573)
Purchases of Intangible Assets		(9,950)
Net cash provided/(used) in investing activities		**(40,523)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution		9,384
Forward Financing		171,500
Borrowing on Promissory Notes and Loans		122,016
Net cash provided/(used) by financing activities		**302,900**
Change in Cash		24,982
Cash—beginning of year		58,261
Cash—end of year	$	**83,244**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note		-
Issuance of equity in return for accrued payroll and other liabilities		

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Azure Printed Homes, Inc. was incorporated on March 28, 2022 in the state of Delaware. At inception March 28, 2022, the Company acquired 100% of Azure Construction, Inc, through shares contribution. Shareholders of Azure Construction, Inc. received shares of Azure Printed Homes Inc. in exchange of their shares in Azure Construction, Inc. The consolidated financial statements of Azure Printed Homes, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Azure is a construction company primarily building new residential homes, remodeling existing homes, adding Accessory Dwelling Units (ADUs), and building backyard studios in Los Angeles, Ventura, and Riverside Counties.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiary Azure Construction, Inc., over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted March 31st as its basis of reporting.

Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of March 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of March 31, 2022, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Tenant Improvements	15 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its research and development costs for 3D printing technology to print homes. It will be amortized over the expected period to be benefitted, which may be as long as 5 years.

Business Combination

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company. Business combinations are accounted for using the acquisition method of accounting. The consideration of each acquisition is measured at the aggregate of the fair values of tangible and intangible assets obtained, liabilities and contingent liabilities incurred or assumed, and equity instruments issued by the Company at the date of acquisition. Key assumptions routinely utilized in allocation of purchase price to intangible assets include projected financial information such as revenue projections for companies acquired. As of the acquisition date, goodwill is measured as the excess of consideration given, generally measured at fair value, and the net of the acquisition date fair values of the identifiable assets acquired and the liabilities assumed.

Income Taxes

Azure Printed Homes, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company derives revenue from long-term construction contracts. The Company's construction contracts are generally each accounted for as a single unit of account (i.e., as a single performance obligation).

Throughout the execution of construction contracts, the Company and its affiliated entities recognize revenue with the continuous transfer of control to the customer. The customer typically controls the asset under construction by either contractual termination clauses or by the Company's rights to payment for work already performed on the asset under construction that does not have an alternative use for the Company.

Because control transfers over time, revenue is recognized to the extent of progress towards completion of the performance obligations. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the products or services provided. The Company generally uses the cost-to-cost method for its contracts, which measures progress towards completion for each performance obligation based on the ratio of costs incurred to date to the total estimated costs at completion for the respective performance obligation. Incurred cost represents work performed, which corresponds with, and thereby best depicts, the transfer of control to the customer. Revenue, including estimated fees or profits, is recorded proportionately as costs are incurred. Cost of operations includes labor, materials, subcontractor costs, and other direct and indirect costs, including depreciation and amortization.

Due to the nature of the work required to be performed on many of the Company's performance obligations, estimating total revenue and cost at completion is complex, subject to many variables and requires significant judgment. Assumptions as to the occurrence of future events and the likelihood and amount of variable consideration, including the impact of change orders, claims, contract disputes and the achievement of contractual performance criteria, and award or other incentive fees are made during the contract performance period. The Company estimates variable consideration at the most likely amount it expects to receive. The Company includes estimated amounts in the

transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of anticipated performance and all information (historical, current and forecasted) that is reasonably available to management. Back charges to suppliers or subcontractors are recognized as a reduction of cost when it is determined that recovery of such cost is probable and the amounts can be reliably estimated. Disputed back charges are recognized when the same requirements described above for variable consideration have been satisfied.

The Company earns revenues by providing construction services to customers, i.e., building residential homes, remodeling existing homes, adding Accessory Dwelling Units (ADUs), and building backyard studios.

Cost of sales

Costs of goods sold include the cost of supplies, purchases of material, rent, and the lease of equipment.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended March 31, 2022 amounted to $632, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous

evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 7, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. SHARES TRANSFER

The Company is authorized to issue 20,000,000 shares of which 10,000,000 shares of par value $.001 shall be designated as Common Stock and 10,000,000 shares of par value $0.001 shall be designated as Preferred Stock. As of March 28, 2022, 1,120,000 shares of Common Stock have been issued and outstanding.

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of Year Ended March 31,	2022
Payroll payable	15,907
Total Other Current Liabilities	**$ 15,907**

5.   PROPERTY AND EQUIPMENT

As of March 31, 2022, property and equipment consists of:

As of Year Ended March 31,	2022
Tenant Improvements	$ 30,573
Property and Equipment, at Cost	**30,573**
Accumulated depreciation	(510)
Property and Equipment, Net	**$ 30,064**

Depreciation expense for property and equipment for the fiscal year ended March 31, 2022 was in the amount of $510.

6.   INTANGIBLE ASSETS

As of March 31, 2022, intangible asset consist of:

As of Year Ended March 31,	2022
Research & Development	$ 9,950
Intangible assets, at cost	**9,950**
Accumulated amortization	(498)
Intangible assets, Net	**$ 9,453**

Entire intangible assets have been amortized. Amortization expense for research and development for the fiscal year ended March 31, 2022 was in the amount of $498.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of March 31, 2022:

Period	Amortization Expense
2022	$ (498)
2023	(1,990)
2024	(1,990)
2025	(1,990)
Thereafter	(2,985)
Total	**$ (9,453)**

7.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of common stock with par value of $0.001. As of March 31, 2022, 2,020,000 shares have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of preferred shares with $0.001 par value. As of March 31, 2022, none of preferred shares have been issued and are outstanding.

8.   DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended March 31, 2022				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA EDIL	$ 373,000	3.75%	05/23/2020	05/23/2050	$ 1,179	$ 1,179	$ 18,866	$ 358,449	$ 377,315
Wall Funding	$ 210,000	not set	06/24/2021	03/31/2022	$ -	$ -	$ 149,450	$ -	$ 149,450
SBA PPP	$ 95,300	1.00%	2020	2025			$ 19,060	$ 76,240	$ 95,300
Bluevine Line of Credit	$ 167,500	-		6/9/2021	6/9/2022		$ 48,325	$ -	$ 48,325
Total					$ 1,179	$ 1,179	$ 235,700	$ 434,689	$ 670,390

The summary of the future maturities is as follows:

As of Year Ended March 31, 2022

2022	$ 235,700
2023	18,866
2024	18,866
2025	18,866
2026	18,866
Thereafter	359,226
Total	**$ 670,390**

Forward Financing

During fiscal year 2022, the Company entered into a revenue purchase agreement with NewCo. Capital group in the amount of $175,000. It bears fixed fee of $3,500. The lender provides the company with the advance amount in exchange for sale of receivables to the lender. As of March 31, 2022, the outstanding balance of this kind of financing is in the amount of $171,500, and entire amount is classified as the current portion.

9.   RELATED PARTY

As of March 28, 2022, the Company had an amount due from related party in the amount of $97,551, which pertains to Avant Plumbing, which came from the business cooperation in 2021 and 2022. Avant Plumbing is in major ownership of Eidelman Irrevocable Trust, who is also the major owner of Azure Construction Inc.

10.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of March 28, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from March 28, 2022 through June 7, 2022, which is the date the consolidated financial statements were available to be issued.

The company issued Simple Agreement for Future Equity (SAFE) agreements to three investors in the aggregate amount of $175,000. The valuation cap is set to 20,000,000.

There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.

Republic

Company Name	Azure Printed Homes

Logo	

Headline	3D printed homes made from recycled materials—fast, affordable, and sustainable

Slides

Tags	Crowd SAFE, Companies, Coming Soon, Transportation & Construction Services, Materials, 3D Printing

Pitch text	

Summary

- Revolutionizing construction industry by 3D printing recycled materials
- 70% faster and 30% less expensive than existing construction methods
- Studios can be printed in one day, delivered & installed within a week
- 2021 revenue increased 265% over 2020
- Paid customer deposits for $3.75MM in future revenue
- Our 14,000 S.F. factory can produce 3 studios/day, generating $19.5MM/yr
- Design and process are protected by patents

Problem

Traditional housing construction is slow and unsustainable



- **Housing shortage**
  There is a global shortage of housing. The United States alone needs an estimated 5.24 million housing units, and that number has been growing.
- **Archaic building methods**
  The construction industry relies upon outdated methods and materials, delivered by a labor force in increasingly short supply. Traditional solutions have been unsustainable.
- **Environmental impacts**
  The construction sector is the largest global consumer of raw materials and is responsible for about 11% of the world's total carbon emissions. Building homes have far too much of a negative environmental impact.

Solution

3D printing entire structures using recycled plastic

Azure is fundamentally changing the construction industry by leveraging 3D printing technology using recycled polymers to prefabricate modern backyard studios, ADUs and homes faster and more affordably than ever before.

Azure homes will be printed in 70% less time, and will be 30% less expensive than traditional building methods—automating and accelerating production to meet urgent housing demands.
Fabrication will take place in the Azure factory, improving precision & quality. This controlled environment will allow Azure to deliver projects faster than have been currently possible.
The 3D manufacturing process and the additive material that are used will meet California and International Residential Codes.

Product

Azure printed homes

—

The Print Material

The primary component of our print material is recycled PETG, a polymer predominantly used for food and drink containers.
The print material produces several desirable properties such as insulation, printability, compressive & tensile strength, stiffness & impact resistance creating a durable and reliable structure.



—

The Structure

The unique structural & print design creates a complete structure that is monolithically printed – further enhancing the ultimate strength of the composition. Additionally, the geometric designs of the floor, walls, and roof have been optimized & tailored to simplify all subsequent finishings.

—

The Print

The self-supporting structure of each Azure module is printed in less than 24 hours.



—

The Prefabrication

Our printed structures are completed with installations of:

- Doors and glass windows
- Internal MEP (mechanical, electrical, and plumbing)
- Interior flooring, wall and ceiling finishings
- Bathrooms & Kitchen for ADUs and Homes

—

The Delivery

In advance of the scheduled delivery date, the site foundation and utilities are completed and ready to receive the delivery of single or multiple printed modules, which are installed & connected to live site utilities in less than 3 days.



Traction

Planning Backyard Studios for 2022



Since 2019, we have invested over $1,000,000 into engineering and research to design a process for 3D printing homes using recycled materials. While designing the new method, we completed over 40 houses, ADUs, and backyard studios —increasing revenue by 195% from 2019 to 2020, and by 260% from 2020 to 2021. Since launching our website in early January 2022, we have received paid customer deposits for units valued at over $3,000,000.

We start with backyard studios as their 120 sq ft size means that planning permission is generally not required. Avoiding potential bureaucratic red tape delays will allow us to produce & install at a fast pace.

As the first 3D printed structure printed from recycled materials, we've made (and continue to make) more than our fair share of headlines, appearing in over 100 publications in four languages. All publicity has been organic—no PR agency or paid placements.



2021	2022	2023	2024
R&D, regulatory approval processes commenced	3DP backyard studios produced and sold, proving concept, viability, and popularity.	Delivery of first 3DP ADUs	Delivery of first 3DP homes to developers
		Start working with housing developers	
	Start working with ADU investors		
			The Azure III (Homes)
		The Azure II (ADU units)	
Now	The Azure I ("Backyard Studio" units)		

Customers

Homeowners and homebuilders

Azure is a B2C & B2B2C business. We are selling Backyard Studios and ADUs directly to homeowners and investors & through marketplaces; while we sell homes to home builders & developers.

—

"The construction industry is in need of massive disruption." –Clemens K.

"Great what you are doing. Would love to be a part of the innovation." –Rudy D.

"Oasis is pleased to announce our partnership with Azure to deliver 3D printed modular homes to Ridgecrest. We have been actively researching several potential prefab manufacturers for this particular project for several years. We finalized our current plans for this development with Azure's input. Their expertise has accelerated our learning around their innovative products and processes. Now that our agreement is signed, we look forward to seeing these new modern homes being manufactured by Azure Printed Homes and installed in our Ridgecrest development." –Ken Bagga, CEO of Oasis.

"This looks awesome and I'm so excited to learn more!" –Angelee W.

"Love the design!" –Ron M.

Business Model

Strong unit economics

Our gross margins will be 30%. We will collect a small pre-order deposit, 50% of the purchase price upon receiving the order and the balance before the units are shipped.

Property owners will generally pay in cash or arrange their own funding; however, Azure also offers a finance program through a financial partner.

—

Unit Economics
Backyard Studio

	Competitor prefab panel installation	Azure 3D-printed installation
Cost for 120 sq ft (Not including approx. $8K for shipping, HVAC and foundation)	$33,630	$24,900
Duration	4 to 6 weeks	1-2 weeks

Market

Why now

- With more homeowners working from home during and after COVID, there is a high demand for backyard studios and ADUs.
- New materials and faster 3D printers are unlocking new construction methods that are fundamentally changing the industry.
- New government regulations are helping to facilitate faster permit approvals.



—

Market size & segments

- **Backyard Studios**
  Sheds & Backyard Structures are a $6B industry. The ongoing pandemic and remote-work policies have accelerated the Working from Home (WFH) trend, increasing demand for backyard offices.

- **ADUs**
  Low-cost, implementable approach to infill development. Suited to high-cost cities with little vacant land and abundance of low-density development. $1.8B business in California alone.

- **Housing**
  Home builders in California alone needs to build 2.5M homes by 2030. There will be a substantial increase in demand for fast-to-build small homes.

Competition

How is Azure different from other 3D Printing companies?





None of our competitors have capitalized on the true benefit of 3D Printing: its efficiency and mass production.

Competitors are:

- 3D printing panels and assembling conventionally; or

- Erecting a printer on-site and printing exterior concrete walls vertically over a traditional slab.

Our design & process prints the floor, walls & roof in one layer. This means that the complete self-supporting shell for a studio unit is ready for the next stage of assembly in 12hrs from start to finish.

—

	Backyard Studios	ADUs	Homes	Factory Prefab	Print Tech	Recycled Material	Full Printed Structure
TUFF SHED	✓						
STUDIOSHED	✓	✓					
cover		✓					
UNITED DWELLING		✓		✓			
MIGHTY BUILDINGS		✓	✓	✓	✓		
CONNECT HOMES			✓	✓			
ICON			✓		✓		
azure	✓	✓	✓**	✓	✓	✓	✓

Vision And Strategy

A better way to build





Azure Printed Homes is disrupting the construction industry by changing the way homes are built. We have a vision where construction projects are built quickly and more affordably while also repurposing existing building materials and cutting emissions instead of having to utilize new resources.

We are ready to take on partners to bring this idea to the next level: a starter production facility that can generate over $7 million in revenue for the company in 2022, and approximately $20 million in the following year, when the plant is fully operational. In the future years, we will open similar factories in other states growing Azure to become one of the major prefab manufacturers.

Impact

Addressing the construction industry's sustainability problem



The production of traditional construction materials such as concrete contributes to about 11% of the world's carbon dioxide (CO2) emissions.

Our printed material takes an abundant universal waste product, in plastic, and transforms it into a structurally-responsible polymer that we can 3D print.

We see this as a stepping stone toward a more fundamental use of recycled plastic and 3D printing in the home building industry.

Funding

Beginning as a bootstrapped startup



Azure Printed Homes has been completely self-funded to date with an internal investment of approximately $1,000,000.

Now we want to crowdsource this business, not just crowdfund it. Therefore, despite being told that we could raise at a much higher valuation, we chose to price this round conservatively under 6x our current revenue run rate. We chose this for two reasons. First, we want our earliest supporters to get a great deal so that you feel valued and are appropriately rewarded for believing in us.

The second is that our executive team has been around the block, and we've seen what happens when entrepreneurs over-value their companies—creating many problems down the line for future financings or exits. So we aim to set the stage for the best possible outcomes by pricing conservatively—for everyone involved.

We're staunch believers that companies should only raise money if they firmly committed to delivering a return for their investors. Of course, we can't predict the future, but our management team now works for YOU—and we will work tirelessly to get you the best return on your investment. We're raising on Republic because we want all our fans and early adopters also to have an opportunity to be investors and co-owners.

Founders

 **Ross Maguire**

MS Civil Engineering, 13 years experience in construction, design and project management // Founded and led his own residential & commercial construction company in the London, UK for 8 years

 **Yuri Eidelman**

35 years experience as a Licensed California General Contractor // Cofounded three start-ups in different industries, with exits through sale to private and public companies

Team

	Clemens Kownatzki	Finance Advisor
	Steven Berggren	Production Advisor
	Tobias Duschl	Operations Advisor
	Kyrstin Munson	Strategy Advisor
	Gene Eidelman	Head of Business Development
	Anthea Tatum	Director of Finance
	Ron Barnoy	Head of Growth
	Yuri Eidelman	Co-Founder
	Ross Maguire	Co-Founder & CEO

Perks

$1,000	2% discount on 120 square feet Backyard Studio ($500 value)
$2,500	3% discount on 180 square feet small Accessory Dwelling Unit ($1,200 value)
$5,000	4% discount on 360 square feet small Accessory Dwelling Unit ($3,200 value)
$10,000	5% discount on 720 square feet 1-Bed Accessory Dwelling Unit ($8,000 value)
$25,000	6% discount on 900 square feet 2-Bed Accessory Dwelling Unit ($12,000 value) Lunch with Azure CEO or Co-founder

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.
	If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

EXHIBIT C

Form of Security

AZURE PRINTED HOMES, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Azure Printed Homes, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 10%.

The "**Valuation Cap**" is $24,000,000.

See Section 2 for certain additional defined terms.

1.   *Events*

        (a)   **Equity Financing**.

                (i)   If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**.   If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the

Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

      (i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company; and

      (ii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the

Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or

restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the

Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)　　The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)　　The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)　　The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)　　If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)　　If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature

page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Wilmington, Delaware. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

AZURE PRINTED HOMES, INC.

By:
Name: Ross Maguire
Title: CEO
Address: 5701 Buckingham Parkway, Suite E, Culver City, California 90230
Email: ross@azureprintedhomes.com

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by Azure Printed Homes, Inc. (the "**Security**"), to receive all notices and communications on behalf of the Investor, cause the Security or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian, and, to the extent the Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently with the majority of the voting power of class of securities the Securities shadow. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the purchasers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's personally identifiable information for these purposes during the Term and Investor acknowledges that the use of such personally identifiable information is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:

By:

Name:

Date:

NOMINEE:

Republic Investment Services LLC

By:

Name: Youngro Lee, President

Date:

COMPANY:

Azure Printed Homes, Inc.

By:

Name: Ross Maguire, CEO

Date:

EXHIBIT D

Video Transcript

Video 1

Imagine a world where homes are built quickly, affordably, and sustainably. A world where structures are printed, in a factory, to your specifications, in 24 hours. Welcome to Azure Printed Homes. I'm Ross, the CEO, and co-founder, and I am driven to fundamentally change the way homes are made.

Having founded construction companies across two continents, there are 3 things that are globally consistent: homes take far too long to build, cost more than they should, and waste far too much material.

With decades of experience, we have dedicated our work to find a more innovative way to build. By utilizing the latest advances in 3D Printing and Material Technologies, we have done exactly that. We have spent years researching, engineering, and designing how to 3D print recycled materials to make the most durable, efficient, and environmentally friendly structures.

This is the world's first-ever self-supporting 3D printed structure using recycled plastic materials. We 3D print the entire self-supporting structure in one go. From the floors, to the walls, to the roof. When the Azure factory is fully operational, we will print three structures like this, every day. Picture ordering a Backyard Studio on a Monday having it printed, delivered, and installed by Friday.

We're solving a real obstacle for homeowners and homebuilders, and our numbers speak for themselves. Since launching our website in early January 2022, by middle of April we have already received paid customer deposits for units valued at over $3.75 million. The feedback has been overwhelming, people really do love our product & we want to be able to reach everyone that believes in us, the product & what it stands for.

In Azure, we have found the harmony of creating something that fuels our passion & love for building, pushes our engineering boundaries & understandings; and benefits the world; socially & environmentally. A rare realization that we are hugely proud to have established.

We have got this far on our own, but we are now ready to take on investment partners to bring Azure Printed Homes and our production to the next level.

With this raise we will be able to purchase & mobilize our 3 robotic printers, build an inventory & build out our team to facilitate the delivery of our growing list of committed sales.

We want all our users and fans to be early-stage investors and co-owners, together we can disrupt the construction industry. Invest today and join us on this exciting journey.

Welcome... to the Next Dimension of Living.

<u>**Video 2**</u>

Have you ever wondered why home construction takes so long and generates so much waste? It's because the construction industry relies upon outdated methods and materials delivered by a labor force in short supply.

Construction demand continues to grow with the global housing crisis, and post pandemic homeowners looking to work from home in backyard offices. At Azure, we are passionate about a new way to build homes, while making a positive impact on the environment. That's why we're proud to unveil our uniquely engineered home, robotically printed using recycled waste materials.

The Azure Printed Home.

Ready to rethink how to build your backyard office or home? Well, our process is simple. First, customize and order your unit using our online design configurator. Order complete, our large-scale 3D printers get to work printing your structure. Following the one-day, we then add your selected custom finishes. Your unit is then transported and installed on your property in one day.

Azure, changing the way homes are made.

Visit our website azureprintedhomes.com today to learn more!

<u>**Video 3**</u>

This video does not contain dialogue.

The words "Azure - The Next Dimension of Living" appear in the video itself.

EXHIBIT E

Testing the Waters Communication

Subject: May update from Azure Printed Homes

Dear _____

I want to share what we achieved last month and what we plan to accomplish next.

Elevator Pitch:

Azure is changing the way homes are made by 3D Printing entire structures using recycled materials 70% faster, 30% less expensive, and with a positive environmental impact. Welcome to the new dimension in living!

Highlights:

April was a very productive month for us. Our accomplishments in the last 30 days are:

· We held a ribbon-cutting and open house for the 3D printed studio last week, with over 150 people attending both events, including customers and investors. Below are some of the pictures from both events

· We continue to receive very positive publicity on social media leading to additional sales- we're up to $3.75 MM in reservations and growing daily.

· We completed the 3D configurator to allow our customer to design their studios online; the following is a link for you to experience how it works.

Over the next 30 days, we will strive to fulfill these goals:

· Continue building out our team.

· Continue our marketing through social media and interviews with the influencers.

I will be speaking at the BuiltWorlds conference in Chicago on May 17-19, 2022, and would be more than happy to meet with you if you attend this conference. Following is a link to our updated deck.

If you know angel investors who might be interested in our crowdfunding campaign, please let us know or direct them to republic.com/azure. We are at over 80% of our initial crowdfunding goal of $25,000 in reservations, after which the crowdfunding site will be available publicly on the Republic site.

All the best,

Gene

Gene Eidelman

Cell: 310-525-0864

Office: 213-267-6180

azureprintedhomes.com

Feel free to schedule a call with the link

below should you have any questions or

would like to work with Azure.

https://calendly.com/geneazure

From: azureprintedhomes.activehosted.com@d19c.emsend2.com on behalf of Azure Printed Homes
<contact@azureprintedhomes.com>
Sent: Thursday, May 12, 2022 4:56 PM
To: Ron Barnoy
Subject: Ask Azure Anything 🤭





Hi Ron,

We get a lot of great questions sent to us from all over the country about our ADUs and Backyard Studios, and we wanted to give you an opportunity to have our CEO Ross **answer your questions directly**.

Click below to submit a question for us and we will do our best to answer them all in a response from Ross.

Vxep lw#\rxu#Txhvwlrq#



We are also excited to announce that Azure Printed Homes is inviting you to participate in the privately launched **crowdfunding campaign on Republic**.

We invite all of you to join us on a journey to **make homes more affordable, built much quicker, and with a positive environmental impact**.



Visit our **website** and check out our **Frequently Asked Questions**.
You can also email us at contact@azureprintedhomes.com.



Vfkhgxdn#d#Fdoo#z lwk#rxu#whdp #

This email and any files transmitted with it are confidential and intended solely for the use of the individual or entity to whom they are addressed; they do not constitute legal or investment advice. Please notify the sender immediately if you have received this email by mistake, then delete it. **Disclaimer**: If this email contains any reference to a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Sent to: ron@azureprintedhomes.com

Unsubscribe

Azure Printed Homes, 3877 Grand View Blvd., Los Angeles, California 90066, United States

From: azureprintedhomes.activehosted.com@d19c.emsend2.com on behalf of Azure Printed Homes <contact@azureprintedhomes.com>

Sent: Thursday, May 5, 2022 6:48 PM

To: Ron Barnoy

Subject: Azure is making history 🎉



Hi Ron,

It was so great to see the wonderful turnout for last week's events where we showcased the world's first 3D printed structure made from recycled plastic materials and had our official Azure Ribbon Cutting Ceremony at our new factory in Culver City.



We are also excited to announce that Azure Printed Homes is inviting you to participate in the privately launched crowdfunding campaign on Republic.

We invite all of you to join us on a journey to make homes more affordable, built much quicker, and with a positive environmental impact.



Visit our website and check out our Frequently Asked Questions. You can also email us at contact@azureprintedhomes.com.

Vfkhgxch#d#fdoz lwk#rxu#whdp



This email and any files transmitted with it are confidential and intended solely for the use of the individual or entity to whom they are addressed; they do not constitute legal or investment advice. Please notify the sender immediately if you have received this email by mistake, then delete it. **Disclaimer**: If this email contains any reference to a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.



**Company
Name**

Azure Printed Homes

Logo



Headline

3D printed homes made from recycled materials—fast, affordable, and
sustainable

Slides



Tags	Crowd SAFE, Materials, Coming Soon, Transportation & Construction Services, Companies, 3D Printing

Pitch text	## Summary

- Radically changing the way homes are built by using 3D Printing Technology
- First-ever 3D Printed Homes, ADUs & backyard studios from recycled material
- 70% faster, 30% less expensive, making a positive impact on the environment
- Studios can be printed in one day, delivered & installed within a week
- Paid customer deposits for potential of $3,000,000+ in revenue
- Our 14,000 s.f. factory can produce 3 studios/day, generating $19.5M/yr
- Design and process are protected by patents

Problem

Traditional housing construction is slow and unsustainable

- **Housing shortage**
  There is a global shortage of housing. The United States alone needs an estimated 5.24 million housing units, and that number has been growing.
- **Archaic building methods**
  The construction industry relies upon outdated methods and materials, delivered by a labor force in increasingly short supply. Traditional solutions have been unsustainable.
- **Environmental impacts**
  The construction sector is the largest global consumer of raw materials and is responsible for about 11% of the world's total carbon emissions. Building homes have far too much of a negative environmental impact.

Solution

3D printing entire structures using recycled plastic

Azure is fundamentally changing the construction industry by leveraging 3D printing technology using recycled polymers to prefabricate modern backyard studios, ADUs and homes faster and more affordably than ever before.

Azure homes will be printed in 70% less time, and will be 30% less expensive than traditional building methods—automating and accelerating production to meet urgent housing demands.

Fabrication will take place in the Azure factory, improving precision & quality. This controlled environment will allow Azure to deliver projects faster than have been currently possible.

The 3D manufacturing process and the additive material that are used will meet California and International Residential Codes.

Product

Azure printed homes

—

The Print Material

The primary component of our print material is recycled PETG, a polymer predominantly used for food and drink containers.

The print material produces several desirable properties such as insulation, printability, compressive & tensile strength, stiffness & impact resistance creating a durable and reliable structure.



—

The Structure

The unique structural & print design creates a complete structure that is monolithically printed – further enhancing the ultimate strength of the composition. Additionally, the geometric designs of the floor, walls and roof have been optimized & tailored to simplify all subsequent finishings.

—

The Print

The self-supporting structure of each Azure module is printed in less than 24 hours.



—

The Prefabrication

Our printed structures are completed with installations of:

- Doors and glass windows
- Internal MEP (mechanical, electrical and plumbing)
- Interior flooring, wall and ceiling finishings
- Bathrooms & Kitchen for ADUs and Homes

—

The Delivery

In advance of the scheduled delivery date, the site foundation and utilities are completed and ready to receive the delivery of single or multiple printed modules, which are installed & connected to live site utilities in less than 3 days.

Traction

Planning Backyard Studios for 2022

Since 2019, we have invested over $1,000,000 into engineering and research to design a process for 3D printing homes using recycled materials. While designing the new method, we completed over 40 houses, ADUs and backyard studios—increasing revenue by 195% from 2019 to 2020, and by 260% from 2020 to 2021. Since launching our website in early January 2022, we have received paid customer deposits for units valued at over $3,000,000.

We start with backyard studios as their 120 sq ft size means that planning permission is generally not required. Avoiding potential bureaucratic red tape delays will allow us to produce & install at a fast pace.

As the first 3D printed structure printed from recycled materials, we've made (and continue to make) more than our fair share of headlines, appearing in over 100 publications in four languages. All publicity has been organic—no PR agency or paid placements.



Customers

Homeowners and homebuilders

Azure is a B2C & B2B2C business. We are selling Backyard Studios and ADUs directly to homeowners and investors & through marketplaces; while we sell homes to home builders & developers.

—

"Oasis is pleased to announce our partnership with Azure to deliver 3D printed modular homes to Ridgecrest. We have been actively researching several

potential prefab manufacturers for this particular project for several years. We finalized our current plans for this development with Azure's input. Their expertise has accelerated our learning around their innovative products and processes. Now that our agreement is signed, we look forward to seeing these new modern homes being manufactured by Azure Printed Homes and installed in our Ridgecrest development."

Ken Bagga, CEO of Oasis

"Great what you are doing. Would love to be a part of the innovation."

Rudy D.

"This looks awesome and I'm so excited to learn more!"

Angelee W.

"Love the design!"

Ron M.

"The construction industry is in need of massive disruption."

Clemens K.

Business Model

Strong unit economics

Our gross margins will be 30%. We will collect a small pre-order deposit, 50% of the purchase price upon receiving the order and the balance before the units are shipped.

Property owners will generally pay in cash or arrange their own funding; however, Azure also offers a finance program through a financial partner.

—

Unit Economics
Backyard Studio





	Competitor prefab panel installation	Azure 3D-printed installation
Cost for 120 sq ft (Not including approx. $8K for shipping, HVAC and foundation)	$33,630	$24,900
Duration	4 to 6 weeks	1–2 weeks

Market

Why now

- With more homeowners working from home during and after COVID, there is a high demand for backyard studios and ADUs.
- New materials and faster 3D printers are unlocking new construction methods that are fundamentally changing the industry.
- New government regulations are helping to facilitate faster permit approvals.



—

Market size & segments

- **Backyard Studios**

  Sheds & Backyard Structures are a $6B industry. The ongoing pandemic and remote-work policies have accelerated the Working from Home (WFH) trend, increasing demand for backyard offices.

- **ADUs**

  Low-cost, implementable approach to infill development. Suited to high-cost cities with little vacant land and abundance of low-density development. $1.8B business in California alone.

- **Housing**

  Home builders in California alone needs to build 2.5M homes by 2030. There will be a substantial increase in demand for fast-to-build small homes.

Competition

How is Azure different from other 3D Printing companies?

None of our competitors have capitalized on the true benefit of 3D Printing: its efficiency and mass production.

Competitors are:

- 3D printing panels and assembling conventionally; or

- Erecting a printer on-site and printing exterior concrete walls vertically over a traditional slab.

Our design & process prints the floor, walls & roof in one layer. This means that the complete self-supporting shell for a studio unit is ready for the next stage of assembly in 12hrs from start to finish.

—

	Backyard Studios	ADUs	Homes	Factory Prefab	Print Tech	Recycled Material	Full Printed Structure
TUFF SHED	✓						
STUDIOSHED	✓	✓					
cover		✓					
UNITED DWELLING		✓	✓				
MIGHTY BUILDINGS		✓	✓	✓	✓		
CONNECT HOMES			✓	✓			
ICON			✓		✓		
azure	✓	✓	✓**	✓	✓	✓	✓

Vision

A better way to build

Azure Printed Homes is disrupting the construction industry by changing the way homes are built. We have a vision where construction projects are built quickly and more affordably while also repurposing existing building materials and cutting emissions instead of having to utilize new resources.

We are ready to take on partners to bring this idea to the next level: a starter production facility that can generate over $7 million in revenue for the company in 2022, and approximately $20 million in the following year, when the plant is fully operational. In the future years, we will open similar factories in other states growing Azure to become one of the major prefab manufacturers.

Impact

Addressing the construction industry's sustainability problem

The production of traditional construction materials such as concrete contributes to about 11% of the world's carbon dioxide (CO2) emissions.

Our printed material takes an abundant universal waste product, in plastic, and transforms it into a structurally-responsible polymer that we can 3D print.

We see this as a stepping stone toward a more fundamental use of recycled plastic and 3D printing in the home building industry.

Investors

Beginning as a bootstrapped startup

Azure Printed Homes has been completely self-funded to date with an internal investment of approximately $1,000,000.

Now we want to crowdsource this business, not just crowdfund it. Therefore, despite being told that we could raise at a much higher valuation, we chose to price this round conservatively under 6x our current revenue run rate. We chose this for two reasons. First, we want our earliest supporters to get a great deal so that you feel valued and are appropriately rewarded for believing in us.

The second is that our executive team has been around the block, and we've seen what happens when entrepreneurs over-value their companies—creating many problems down the line for future financings or exits. So we aim to set the stage for the best possible outcomes by pricing conservatively—for everyone involved.

We're staunch believers that companies should only raise money if they firmly committed to delivering a return for their investors. Of course, we can't predict the future, but our management team now works for YOU—and we will work tirelessly to get you the best return on your investment. We're raising on Republic because we want all our fans and early adopters also to have an opportunity to be investors and co-owners.

Founders



Ross Maguire

MS Civil Engineering, 13 years experience in construction, design and project management // Founded and led his own residential & commercial construction company in the London, UK for 8 years

 **Yuri Eidelman**

35 years experience as a Licensed California General Contractor // Cofounded three start-ups in different industries, with exits through sale to private and public companies

Team

 Clemens Kownatzki   Finance Advisor

 Steven Berggren   Production Advisor

 Tobias Duschl   Operations Advisor

 Kyrstin Munson   Strategy Advisor

 Gene Eidelman   Head of Business Development

 Anthea Tatum   Director of Finance

 Ron Barnoy   Head of Growth

 Yuri Eidelman   Co-Founder

 Ross Maguire   Co-Founder & CEO

Perks

FAQ



Company Name	Azure Printed Homes
Logo	
Headline	3D printed homes made from recycled materials—fast, affordable, and sustainable
Slides	

Tags   Crowd SAFE, Materials, Coming Soon, Transportation & Construction
                  Services, Companies, 3D Printing

Pitch
text

Summary

- Radically changing the way homes are built by using 3D Printing Technology
- First-ever 3D Printed Homes, ADUs & backyard studios from recycled material
- 70% faster, 30% less expensive, making a positive impact on the environment
- Studios can be printed in one day, delivered & installed within a week
- Paid customer deposits for potential of $3,000,000+ in revenue
- Our 14,000 s.f. factory can produce 3 studios/day, generating $19.5M/yr
- Design and process are protected by patents

Problem

Traditional housing construction is slow and unsustainable

- **Housing shortage**
  There is a global shortage of housing. The United States alone needs an estimated 5.24 million housing units, and that number has been growing.
- **Archaic building methods**
  The construction industry relies upon outdated methods and materials, delivered by a labor force in increasingly short supply. Traditional solutions have been unsustainable.
- **Environmental impacts**
  The construction sector is the largest global consumer of raw materials and is responsible for about 11% of the world's total carbon emissions. Building homes have far too much of a negative environmental impact.

Solution

3D printing entire structures using recycled plastic

Azure is fundamentally changing the construction industry by leveraging 3D printing technology using recycled polymers to prefabricate modern backyard studios, ADUs and homes faster and more affordably than ever before.

Azure homes will be printed in 70% less time, and will be 30% less expensive than traditional building methods—automating and accelerating production to meet urgent housing demands.

Fabrication will take place in the Azure factory, improving precision & quality. This controlled environment will allow Azure to deliver projects faster than have been currently possible.

The 3D manufacturing process and the additive material that are used will meet California and International Residential Codes.

Product

Azure printed homes

—

The Print Material

The primary component of our print material is recycled PETG, a polymer predominantly used for food and drink containers.

The print material produces several desirable properties such as insulation, printability, compressive & tensile strength, stiffness & impact resistance creating a durable and reliable structure.



—

The Structure

The unique structural & print design creates a complete structure that is monolithically printed – further enhancing the ultimate strength of the composition. Additionally, the geometric designs of the floor, walls and roof have been optimized & tailored to simplify all subsequent finishings.

—

The Print

The self-supporting structure of each Azure module is printed in less than 24 hours.



—

The Prefabrication

Our printed structures are completed with installations of:

- Doors and glass windows
- Internal MEP (mechanical, electrical and plumbing)
- Interior flooring, wall and ceiling finishings
- Bathrooms & Kitchen for ADUs and Homes

—

The Delivery

In advance of the scheduled delivery date, the site foundation and utilities are completed and ready to receive the delivery of single or multiple printed modules, which are installed & connected to live site utilities in less than 3 days.

Traction

Planning Backyard Studios for 2022

Since 2019, we have invested over $1,000,000 into engineering and research to design a process for 3D printing homes using recycled materials. While designing the new method, we completed over 40 houses, ADUs and backyard studios—increasing revenue by 195% from 2019 to 2020, and by 260% from 2020 to 2021. Since launching our website in early January 2022, we have received paid customer deposits for units valued at over $3,000,000.

We start with backyard studios as their 120 sq ft size means that planning permission is generally not required. Avoiding potential bureaucratic red tape delays will allow us to produce & install at a fast pace.

As the first 3D printed structure printed from recycled materials, we've made (and continue to make) more than our fair share of headlines, appearing in over 100 publications in four languages. All publicity has been organic—no PR agency or paid placements.



Customers

Homeowners and homebuilders

Azure is a B2C & B2B2C business. We are selling Backyard Studios and ADUs directly to homeowners and investors & through marketplaces; while we sell homes to home builders & developers.

—

"Oasis is pleased to announce our partnership with Azure to deliver 3D printed modular homes to Ridgecrest. We have been actively researching several

potential prefab manufacturers for this particular project for several years. We finalized our current plans for this development with Azure's input. Their expertise has accelerated our learning around their innovative products and processes. Now that our agreement is signed, we look forward to seeing these new modern homes being manufactured by Azure Printed Homes and installed in our Ridgecrest development."
Ken Bagga, CEO of Oasis

"Great what you are doing. Would love to be a part of the innovation."
Rudy D.

"This looks awesome and I'm so excited to learn more!"
Angelee W.

"Love the design!"
Ron M.

"The construction industry is in need of massive disruption."
Clemens K.

Business Model

Strong unit economics

Our gross margins will be 30%. We will collect a small pre-order deposit, 50% of the purchase price upon receiving the order and the balance before the units are shipped.

Property owners will generally pay in cash or arrange their own funding; however, Azure also offers a finance program through a financial partner.

—

Unit Economics
Backyard Studio

	Competitor prefab panel installation	Azure 3D-printed installation
Cost for 120 sq ft (Not including approx. $8K for shipping, HVAC and foundation)	$33,630	$24,900
Duration	4 to 6 weeks	1-2 weeks

Market

Why now

- With more homeowners working from home during and after COVID, there is a high demand for backyard studios and ADUs.

- New materials and faster 3D printers are unlocking new construction methods that are fundamentally changing the industry.

- New government regulations are helping to facilitate faster permit approvals.



—

Market size & segments

- **Backyard Studios**

  Sheds & Backyard Structures are a $6B industry. The ongoing pandemic and remote-work policies have accelerated the Working from Home (WFH) trend, increasing demand for backyard offices.

- **ADUs**

  Low-cost, implementable approach to infill development. Suited to high-cost cities with little vacant land and abundance of low-density development. $1.8B business in California alone.

- **Housing**

  Home builders in California alone needs to build 2.5M homes by 2030. There will be a substantial increase in demand for fast-to-build small homes.

Competition

How is Azure different from other 3D Printing companies?

None of our competitors have capitalized on the true benefit of 3D Printing: its efficiency and mass production.

Competitors are:

- 3D printing panels and assembling conventionally; or

- Erecting a printer on-site and printing exterior concrete walls vertically over a traditional slab.

Our design & process prints the floor, walls & roof in one layer. This means that the complete self-supporting shell for a studio unit is ready for the next stage of assembly in 12hrs from start to finish.

—

	Backyard Studios	ADUs	Homes	Factory Prefab	Print Tech	Recycled Material	Full Printed Structure
TUFF SHED	✓						
STUDIOSHED	✓	✓					
cover		✓					
UNITED DWELLING		✓		✓			
MIGHTY BUILDINGS		✓	✓	✓	✓		
CONNECT HOMES			✓	✓			
ICON			✓		✓		
azure	✓	✓	✓**	✓	✓	✓	✓

Vision And Strategy

A better way to build

Azure Printed Homes is disrupting the construction industry by changing the way homes are built. We have a vision where construction projects are built quickly and more affordably while also repurposing existing building materials and cutting emissions instead of having to utilize new resources.

We are ready to take on partners to bring this idea to the next level: a starter production facility that can generate over $7 million in revenue for the company in 2022, and approximately $20 million in the following year, when the plant is fully operational. In the future years, we will open similar factories in other states growing Azure to become one of the major prefab manufacturers.

Impact

Addressing the construction industry's sustainability problem

The production of traditional construction materials such as concrete contributes to about 11% of the world's carbon dioxide (CO2) emissions.

Our printed material takes an abundant universal waste product, in plastic, and transforms it into a structurally-responsible polymer that we can 3D print.

We see this as a stepping stone toward a more fundamental use of recycled plastic and 3D printing in the home building industry.

Funding

Beginning as a bootstrapped startup

Azure Printed Homes has been completely self-funded to date with an internal investment of approximately $1,000,000.

Now we want to crowdsource this business, not just crowdfund it. Therefore, despite being told that we could raise at a much higher valuation, we chose to price this round conservatively under 6x our current revenue run rate. We chose this for two reasons. First, we want our earliest supporters to get a great deal so that you feel valued and are appropriately rewarded for believing in us.

The second is that our executive team has been around the block, and we've seen what happens when entrepreneurs over-value their companies—creating many problems down the line for future financings or exits. So we aim to set the stage for the best possible outcomes by pricing conservatively—for everyone involved.

We're staunch believers that companies should only raise money if they firmly committed to delivering a return for their investors. Of course, we can't predict the future, but our management team now works for YOU—and we will work tirelessly to get you the best return on your investment. We're raising on Republic because we want all our fans and early adopters also to have an opportunity to be investors and co-owners.

Founders



Ross Maguire

MS Civil Engineering, 13 years experience in construction, design and project management // Founded and led his own residential & commercial construction company in the London, UK for 8 years



Yuri Eidelman

35 years experience as a Licensed California General Contractor // Cofounded three start-ups in different industries, with exits through sale to private and public companies

Team

 Clemens Kownatzki — Finance Advisor

 Steven Berggren — Production Advisor

 Tobias Duschl — Operations Advisor

 Kyrstin Munson — Strategy Advisor

 Gene Eidelman — Head of Business Development

 Anthea Tatum — Director of Finance

 Ron Barnoy — Head of Growth

 Yuri Eidelman — Co-Founder

 Ross Maguire — Co-Founder & CEO

Perks

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.
What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering. If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

 Republic

Company Name	Azure Printed Homes
Logo	
Headline	3D printed homes made from recycled materials—fast, affordable, and sustainable

Slides





Tags

Crowd SAFE, Companies, Coming Soon, Transportation & Construction Services, Materials, 3D Printing

Pitch text

Summary

- Changing the construction industry by 3D printing with recycled materials
- 70% faster and 30% less expensive than existing construction methods
- Studios can be printed in one day, delivered & installed within a week
- 2021 revenue increased 265% over 2020
- Paid customer deposits for $3.75MM in future revenue

- Our 14,000 S.F. factory can produce 3 studios/day, generating $19.5MM/yr
- Design and process are protected by patents

Problem

Traditional housing construction is slow and unsustainable



- **Housing shortage**
  There is a global shortage of housing. The United States alone needs an estimated 5.24 million housing units, and that number has been growing.

- **Archaic building methods**
  The construction industry relies upon outdated methods and materials, delivered by a labor force in increasingly short supply. Traditional solutions have been unsustainable.

- **Environmental impacts**
  The construction sector is the largest global consumer of raw materials and is responsible for about 11% of the world's total carbon emissions. Building homes have far too much of a negative environmental impact.

Solution

3D printing entire structures using recycled plastic

Azure is fundamentally changing the construction industry by leveraging 3D printing technology using recycled polymers to prefabricate modern backyard studios, ADUs and homes faster and more affordably than ever before.

Azure homes will be printed in 70% less time, and will be 30% less expensive than traditional building methods—automating and accelerating production to meet urgent housing demands.
Fabrication will take place in the Azure factory, improving precision & quality. This controlled environment will allow Azure to deliver projects faster than have been currently possible.
The 3D manufacturing process and the additive material that are used will meet California and International Residential Codes.

Product

Azure printed homes

—

The Print Material

The primary component of our print material is recycled PETG, a polymer predominantly used for food and drink containers.
The print material produces several desirable properties such as insulation, printability, compressive & tensile strength, stiffness & impact resistance creating a durable and reliable structure.



—

The Structure

The unique structural & print design creates a complete structure that is monolithically printed – further enhancing the ultimate strength of the composition. Additionally, the geometric designs of the floor, walls, and roof have been optimized & tailored to simplify all subsequent finishings.

—

The Print

The self-supporting structure of each Azure module is printed in less than 24 hours.



—

The Prefabrication

Our printed structures are completed with installations of:

- Doors and glass windows
- Internal MEP (mechanical, electrical, and plumbing)

- Interior flooring, wall and ceiling finishings
- Bathrooms & Kitchen for ADUs and Homes

—

The Delivery

In advance of the scheduled delivery date, the site foundation and utilities are completed and ready to receive the delivery of single or multiple printed modules, which are installed & connected to live site utilities in less than 3 days.



Traction

Planning Backyard Studios for 2022



Since 2019, we have invested over $1,000,000 into engineering and research to design a process for 3D printing homes using recycled materials. While designing the new method, we completed over 40 houses, ADUs, and backyard studios—increasing revenue by 195% from 2019 to 2020, and by 260% from 2020 to 2021. Since launching our website in early January 2022, we have received paid customer deposits for units valued at over $3,000,000.

We start with backyard studios as their 120 sq ft size means that planning permission is generally not required. Avoiding potential bureaucratic red tape delays will allow us to produce & install at a fast pace.

As the first 3D printed structure printed from recycled materials, we've made (and continue to make) more than our fair share of headlines, appearing in over 100 publications in four languages. All publicity has been organic—no PR agency or paid placements.



Customers

Homeowners and homebuilders

Azure is a B2C & B2B2C business. We are selling Backyard Studios and ADUs directly to homeowners and investors & through marketplaces; while we sell homes to home builders & developers.

—

"The construction industry is in need of massive disruption." –Clemens K.

"Great what you are doing. Would love to be a part of the innovation." –Rudy D.

"Oasis is pleased to announce our partnership with Azure to deliver 3D printed modular homes to Ridgecrest. We have been actively researching several potential prefab manufacturers for this particular project for several years. We finalized our current plans for this development with Azure's input. Their expertise has accelerated our learning around their innovative products and processes. Now that our agreement is signed, we look forward to seeing these new modern homes being manufactured by Azure Printed Homes and installed in our Ridgecrest development." –Ken Bagga, CEO of Oasis.

"This looks awesome and I'm so excited to learn more!" –Angelee W.

"Love the design!" –Ron M.

Business Model

Strong unit economics

Our gross margins will be 30%. We will collect a small pre-order deposit, 50% of the purchase price upon receiving the order and the balance before the units are shipped.

Property owners will generally pay in cash or arrange their own funding; however, Azure also offers a finance program through a financial partner.

—

Unit Economics
Backyard Studio

	Competitor prefab panel installation	Azure 3D-printed installation
Cost for 120 sq ft (Not including approx. $8K for shipping, HVAC and foundation)	$33,630	$24,900
Duration	4 to 6 weeks	1–2 weeks

Market

Why now

- With more homeowners working from home during and after COVID, there is a high demand for backyard studios and ADUs.

- New materials and faster 3D printers are unlocking new construction methods that are fundamentally changing the industry.

- New government regulations are helping to facilitate faster permit approvals.



Market size & segments

- **Backyard Studios**
  Sheds & Backyard Structures are a $6B industry. The ongoing pandemic and remote-work policies have accelerated the Working from Home (WFH) trend, increasing demand for backyard offices.

- **ADUs**
  Low-cost, implementable approach to infill development. Suited to high-cost cities with little vacant land and abundance of low-density development. $1.8B business in California alone.

- **Housing**
  Home builders in California alone needs to build 2.5M homes by 2030. There will be a substantial increase in demand for fast-to-build small homes.

Competition

How is Azure different from other 3D Printing companies?



None of our competitors have capitalized on the true benefit of 3D Printing: its efficiency and mass production.

Competitors are:

- 3D printing panels and assembling conventionally; or

- Erecting a printer on-site and printing exterior concrete walls vertically over a traditional slab.

Our design & process prints the floor, walls & roof in one layer. This means that the complete self-supporting shell for a studio unit is ready for the next stage of assembly in 12hrs from start to finish.

—

	Backyard Studios	ADUs	Homes	Factory Prefab	Print Tech	Recycled Material	Full Printed Structure
TUFF SHED	✓						
STUDIO SHED	✓	✓					
cover		✓					
UNITED DWELLING		✓		✓			
MIGHTY BUILDINGS		✓	✓	✓	✓		
CONNECT HOMES			✓	✓			
ICON			✓		✓		
azure	✓	✓	✓**	✓	✓	✓	✓

Vision And Strategy

A better way to build





A BETTER WAY
TO BUILD
SUSTAINABLY

OUR GOAL

"Imagine a world where homes are built quickly, affordably, and sustainably. Where structures can be printed in a factory to your specifications within 24 hours. Welcome to Azure Printed Homes." –Ross, Azure CEO

Azure Printed Homes is disrupting the construction industry by changing the way homes are built. We have a vision where construction projects are built quickly and more affordably while also repurposing existing building materials and cutting emissions instead of having to utilize new resources.

We are ready to take on partners to bring this idea to the next level: a starter production facility that can generate over $7 million in revenue for the company in 2022, and approximately $20 million in the following year, when the plant is fully operational. In the future years, we will open similar factories in other states growing Azure to become one of the major prefab manufacturers.

Impact

Addressing the construction industry's sustainability problem



The production of traditional construction materials such as concrete contributes to about 11% of the world's carbon dioxide (CO_2) emissions.

Our printed material takes an abundant universal waste product, in plastic, and transforms it into a structurally-responsible polymer that we can 3D print.

We see this as a stepping stone toward a more fundamental use of recycled plastic and 3D printing in the home building industry.

Funding

Beginning as a bootstrapped startup



Azure Printed Homes has been completely self-funded to date with an internal investment of approximately $1,000,000.

Now we want to crowdsource this business, not just crowdfund it. Therefore, despite being told that we could raise at a much higher valuation, we chose to price this round conservatively under 6x our current revenue run rate. We chose this for two reasons. First, we want our earliest supporters to get a great deal so that you feel valued and are appropriately rewarded for believing in us.

The second is that our executive team has been around the block, and we've seen what happens when entrepreneurs over-value their companies—creating many problems down the line for future financings or exits. So we aim to set the stage for the best possible outcomes by pricing conservatively—for everyone involved.

We're staunch believers that companies should only raise money if they firmly committed to delivering a return for their investors. Of course, we can't predict the future, but our management team now works for YOU—and we will work tirelessly to get you the best return on your investment. We're raising on Republic because we want all our fans and early adopters also to have an opportunity to be investors and co-owners.

Founders

 **Ross Maguire**

MS Civil Engineering, 13 years experience in construction, design and project management // Founded and led his own residential & commercial construction company in the London, UK for 8 years

 **Yuri Eidelman**

35 years experience as a Licensed California General Contractor // Cofounded three start-ups in different industries, with exits through sale to private and public

companies

Team

	Clemens Kownatzki	Finance Advisor
	Steven Berggren	Production Advisor
	Tobias Duschl	Operations Advisor
	Kyrstin Munson	Strategy Advisor
	Gene Eidelman	Head of Business Development
	Anthea Tatum	Director of Finance
	Ron Barnoy	Head of Growth
	Yuri Eidelman	Co-Founder
	Ross Maguire	Co-Founder & CEO

Perks

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.
If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.